PROSPECTUS Dated November 10, 2004                  Pricing Supplement No. 20 to
PROSPECTUS SUPPLEMENT                      Registration Statement No. 333-117752
Dated November 10, 2004                                    Dated January 5, 2005
                                                                  Rule 424(b)(3)

                                 Morgan Stanley

                           MEDIUM-TERM NOTES, SERIES F
                      Senior Variable Rate Renewable Notes

                             -----------------------

                  EXtendible Liquidity Securities(R) (EXLs(R))

                            $2,750,000,000 LIBOR EXLs
                         $500,000,000 Federal Funds EXLs

     The $2,750,000,000 LIBOR senior variable rate renewable notes (EXtendible Liquidity Securities), which we refer to as the LIBOR EXLs, and the $500,000,000 Federal Funds senior variable rate renewable notes (EXtendible Liquidity Securities), which we refer to as the Federal Funds EXLs, described in this pricing supplement will mature on the initial maturity date, unless the maturity of all or any portion of the principal amount of the LIBOR EXLs or the Federal Funds EXLs is extended in accordance with the procedures described below. In no event will the maturity of the LIBOR EXLs or the Federal Funds EXLs be extended beyond the final maturity date. In this pricing supplement, we refer to the LIBOR EXLs and the Federal Funds EXLs, collectively, as the EXLs.

     On each election date, you may elect to extend the maturity of all or any portion of the principal amount of your EXLs so that the maturity of your EXLs will be extended to the date occurring 366 calendar days from and including the third day of the next succeeding month. However, if that 366th calendar day is not a business day, the maturity of your EXLs will be extended to the immediately preceding business day. The election dates will be the third calendar day of each month, from February 2005 to January 2010 inclusive, whether or not any such day is a business day.

     You may elect to extend the maturity of all of your EXLs or of any portion thereof having a principal amount of $1,000 or any multiple of $1,000 in excess thereof. To make your election effective on any election date, you must deliver a notice of election during the notice period for that election date. The notice period for each election date will begin on the fifth business day prior to the election date and end on the election date; however, if that election date is not a business day, the notice period will be extended to the following business day. Your notice of election must be delivered to the trustee for the EXLs, through the normal clearing system channels described in more detail below, no later than the last business day in the notice period. Upon delivery to the paying agent of a notice of election to extend the maturity of the EXLs or any portion thereof during a notice period, that election will be revocable during each day of such notice period, until 12:00 noon (New York City time) on the last business day in such notice period, at which time such notice will become irrevocable.

     If on any election date you do not make an election to extend the maturity of all or any portion of the principal amount of your EXLs, the principal amount of the EXLs for which you have failed to make such an election will become due and payable on the initial maturity date, or any later date to which the maturity of your EXLs has previously been extended. The principal amount of the EXLs for which such election is not exercised will be represented by a note issued as of such election date. The note so issued will have the same terms as the EXLs, except that it will not be extendible, will have a separate CUSIP number and its maturity date will be the date that is 366 calendar days from and including such election date or, if such 366th calendar day is not a business day, the immediately preceding business day. The failure to elect to extend the maturity of all or any portion of the EXLs will be irrevocable and will be binding upon any subsequent holder of such EXLs.

     The LIBOR EXLs and the Federal Funds EXLs will each bear interest from the date of issuance until the principal amount thereof is paid or made available for payment at a rate determined for each interest reset period by reference to the relevant base rate, plus the applicable spread for the applicable interest reset date. We describe how floating rates are determined and calculated in the section called "Description of Notes--Floating Rate Notes" in the accompanying prospectus supplement, subject to and as modified by the provisions described below.

     The EXLs will be issued in registered global form and will remain on deposit with the depositary for the EXLs or its custodian. Therefore, you must exercise the option to extend the maturity of your EXLs through the depositary. To ensure that the depositary will receive timely notice of your election to extend the maturity of all or a portion of your EXLs, so that it can deliver notice of your election to the trustee prior to the close of business on the last business day in the notice period, you must instruct the direct or indirect participant through which you hold an interest in the EXLs to notify the depositary of your election to extend the maturity of your EXLs in accordance with the then applicable operating procedures of the depositary. Notice of any decision to revoke your election must be made through the same clearing system channels.

     The depositary must receive any notice of election from its participants no later than 12:00 noon (New York City time) on the last business day in the notice period for any election date. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the EXLs to ascertain the deadline for ensuring that timely notice will be delivered to the depositary. If you hold your interest in the EXLs through Euroclear or Clearstream, Luxembourg, additional time may be needed to give your notice. If the election date is not a business day, notice of your election to extend the maturity date of your EXLs must be delivered to the depositary by its participants no later than 12:00 noon (New York City time) on the first business day following the election date.

     The LIBOR EXLs will initially be limited to $2,750,000,000 in aggregate principal amount, and the Federal Funds EXLs will initially be limited to $500,000,000 in aggregate principal amount. We may create and issue additional variable rate renewable notes with the same terms as either the LIBOR EXLs or the Federal Funds EXLs so that the additional variable rate renewable notes will be combined with the applicable initial issuances of EXLs.

     "EXtendible Liquidity Securities" and "EXLs" are our service marks.

                                 MORGAN STANLEY

ABN AMRO INCORPORATED                                    CALYON SECURITIES (USA)
DANSKE MARKETS                                                    HARRIS NESBITT
HSBC                                                   HVB CAPITAL MARKETS, INC.
SANTANDER INVESTMENT                                              SCOTIA CAPITAL
SUNTRUST ROBINSON HUMPHREY                                   WACHOVIA SECURITIES

Principal Amount:           $2,750,000,000 LIBOR EXLs;
                            $500,000,000 Federal Funds EXLs

Initial Maturity Date:      February 3, 2006, or if such day is
                            not a business day, the immediately
                            preceding business day

Final Maturity Date:        February 3, 2011, or if such day is
                            not a business day, the immediately
                            preceding business day

Base Rate:                  LIBOR for the LIBOR EXLs; Federal
                            Funds Rate for the Federal Funds
                            EXLs

Index Maturity:             One month for the LIBOR EXLs; N/A
                            for the Federal Funds EXLs

Index Currency:             U.S. dollars for the LIBOR EXLs;
                            N/A for the Federal Funds EXLs

Spread: The tables below indicate the applicable spread for the interest reset dates occurring during each of the indicated periods for each of the LIBOR EXLs and the Federal Funds EXLs.

             LIBOR EXLs
             ----------
   For Interest Reset Dates occurring:                        Spread
   -----------------------------------                        ------

   From the original issue date
   to and including February 2, 2006                          Minus 0.01%

   From and including February 3, 2006
   to and including February 2, 2007                          Plus 0.02%

   From and including February 3, 2007
   to and including February 2, 2008                          Plus 0.04%

   From and including February 3, 2008
   to and including February 2, 2009                          Plus 0.06%

   From and including February 3, 2009
   to and including February 2, 2010                          Plus 0.07%

   From and including February 3, 2010
   to but excluding February 3, 2011                          Plus 0.07%

           Federal Funds EXLs
           ------------------
   For Interest Reset Dates occurring:                        Spread
   -----------------------------------                        ------

   From the original issue date
   to and including February 2, 2006                          Plus 0.10%

   From and including February 3, 2006
   to and including February 2, 2007                          Plus 0.13%

   From and including February 3, 2007
   to and including February 2, 2008                          Plus 0.15%

   From and including February 3, 2008
   to and including February 2, 2009                          Plus 0.17%

   From and including February 3, 2009
   to and including February 2, 2010                          Plus 0.18%

   From and including February 3, 2010
   to but excluding February 3, 2011                          Plus 0.18%


Spread Multiplier:          N/A

Maximum Interest Rate:      N/A

Minimum Interest Rate:      0%

Initial Interest Rate:      For the LIBOR EXLS, one month
                            LIBOR minus 0.01%; to be determined
                            two London banking days prior to the
                            Original Issue Date.

                            For the Federal Funds EXLs, the
                            Federal Funds Rate plus 0.10%; to be
                            determined on the business day prior to
                            the Original Issue Date.

Initial Interest
   Reset Date:              February 3, 2005 for the LIBOR EXLs;
                            January 13, 2005 for the Federal
                            Funds EXLs

Interest Reset Dates:       For the LIBOR EXLs, the third day of
                            each month, commencing February 3,
                            2005; provided that if such day is not a business day, such interest reset date will be the next succeeding day that is a business day, unless that succeeding business day would fall in the next calendar month, in which case such interest reset date will be the immediately preceding business day.

                            For the Federal Funds EXLs, each
                            business day.

Interest Accrual Date:      January 12, 2005

Interest Reset Periods:     For the LIBOR EXLs, the first
                            interest reset period will be the period from and including February 3, 2005 to but excluding the immediately succeeding interest reset date for the LIBOR EXLs. Thereafter, the interest reset periods will be the periods from and including an interest reset date to but excluding the immediately succeeding interest reset date;
                            provided that the final interest reset
                            period for the LIBOR EXLs, or any
                            portion of the LIBOR EXLs maturing
                            prior to the Final Maturity Date, will
                            be the period from and including the
                            interest reset date in the month
                            immediately preceding the maturity of
                            the LIBOR EXLs, or any portion of the
                            LIBOR EXLs, to but excluding the
                            relevant maturity date.

                             (continued on next page)

                            For the Federal Funds EXLs, the
                            interest reset period will be daily.

Interest Payment Dates:     The third day of each month,
                            commencing on February 3, 2005, and
                            the Final Maturity Date; provided that
                            if such day (other than the maturity
                            date) is not a business day, such
                            interest payment date will be the next
                            succeeding day that is a business day
                            (unless, in the case of the LIBOR EXLs,
                            that succeeding business day would fall
                            in the next calendar month, in which
                            case such interest payment date will be
                            the immediately preceding business
                            day); provided further that the final
                            interest payment date for the EXLs, or
                            any portion of the EXLs maturing prior
                            to the Final Maturity Date, will be the
                            maturity date, and interest for the final interest payment period will accrue from and including the interest payment date in the month immediately preceding such maturity date to but excluding the maturity date.

Interest Determination
   Dates: For the LIBOR EXLs, two London banking days prior to each interest reset date; for the Federal Funds EXLs, the business day prior to each interest reset date.

Election Dates:             The third day of each month from
                            February 2005 to January 2010,
                            inclusive, whether or not such day
                            is a business day.

Redemption Dates:           N/A

Redemption Percentage:      N/A

Alternate Rate Event
   Spread:                  N/A

Interest Payment Period:    Monthly.  See also "Interest
                            Payment Dates."

Specified Currency:         U.S. dollars

Issue Price:                100%

Settlement Date
   (Original Issue Date):   January 12, 2005

Book Entry Note or
   Certificated Note:       Book Entry Note

Reporting Service:          For the LIBOR EXLs, Telerate
                            Page 3750; for the Federal Funds
                            EXLs, Telerate Page 120

Senior Note or
   Subordinated Note:       Senior Note

Trustee and
   Calculation Agent:       JPMorgan Chase Bank, N.A.
                            (formerly known as JPMorgan
                            Chase Bank)

Agent:                      Morgan Stanley & Co.
                            Incorporated

Denominations:              $1,000 and integral multiples
                            thereof

CUSIP No:                   617446VL0 for the LIBOR EXLs;
                            617446XZ7 for the Federal Funds
                            EXLs

ISIN:                       US617446VL03 for the LIBOR
                            EXLs; US617446XZ70 for the Federal
                            Funds EXLs

Delivery and Clearance:     We will deposit the EXLs with The
                            Depository Trust Company in New
                            York or its custodian.  You may
                            hold an interest in the EXLs
                            through The Depository Trust
                            Company, Euroclear or
                            Clearstream, Luxembourg, directly
                            as a participant of any such system
                            or indirectly through organizations
                            which are participants in such
                            systems.  See "Series F Notes and
                            Series F Units Offered on a Global
                            Basis" in the accompanying
                            prospectus supplement.


     Terms not defined above have the meanings given to such terms in the accompanying prospectus supplement.

Plan of Distribution:

     On January 5, 2005, we agreed to sell to the managers listed in this pricing supplement, and they severally agreed to purchase, the principal amount of LIBOR EXLs and Federal Funds EXLs set forth opposite their respective names below at a net price of 99.80%, which we refer to as the "purchase price." The purchase price equals the stated issue price of 100% less a combined management and underwriting commission of 0.20% of the principal amount of the EXLs.


                                                          Principal Amount of
                           Name                                LIBOR EXLs
                           ----                           --------------------
         Morgan Stanley & Co. Incorporated............       $2,337,500,000
         ABN AMRO Incorporated........................           41,250,000
         Calyon Securities (USA) Inc..................           41,250,000
         Danske Markets Inc...........................           41,250,000
         Harris Nesbitt Corp..........................           41,250,000
         HSBC Securities (USA) Inc....................           41,250,000
         HVB Capital Markets, Inc.....................           41,250,000
         Santander Investment Securities Inc. ........           41,250,000
         Scotia Capital (USA) Inc.....................           41,250,000
         SunTrust Capital Markets, Inc................           41,250,000
         Wachovia Capital Markets, LLC................           41,250,000
                                                             --------------
                 Total................................       $2,750,000,000
                                                             ==============




                                                          Principal Amount of
                           Name                           Federal Funds EXLs
                           ----                           --------------------
         Morgan Stanley & Co. Incorporated............       $  425,000,000
         ABN AMRO Incorporated........................            7,500,000
         Calyon Securities (USA) Inc. ................            7,500,000
         Danske Markets Inc...........................            7,500,000
         Harris Nesbitt Corp..........................            7,500,000
         HSBC Securities (USA) Inc....................            7,500,000
         HVB Capital Markets, Inc.....................            7,500,000
         Santander Investment Securities Inc. ........            7,500,000
         Scotia Capital (USA) Inc.....................            7,500,000
         SunTrust Capital Markets, Inc................            7,500,000
         Wachovia Capital Markets, LLC................            7,500,000
                                                             --------------
                 Total................................       $  500,000,000
                                                             ==============


United States Federal Taxation:

     The following discussion is based on the opinion of Davis Polk & Wardwell, our special tax counsel.

     United States Holders. An election to extend the maturity of all or any portion of the principal amount of the EXLs in accordance with the procedures described above should not be a taxable event for U.S. federal income tax purposes. In addition, the EXLs should not constitute contingent payment debt instruments that would be subject to certain Treasury regulations governing contingent payment obligations (the "Contingent Payment Regulations"). Furthermore, although the EXLs will be "discount notes" (as defined in the section called "United States Federal Taxation--Notes--Discount Notes" in the accompanying prospectus supplement), the difference between the stated redemption price at maturity and the issue price of the EXLs will be less than the de minimis amount specified by the relevant provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and the Treasury regulations issued thereunder. Accordingly, the EXLs should not be considered to have original issue discount ("OID") for U.S. federal income tax purposes.

     Prospective investors should consult the summary describing the principal U.S. federal income tax consequences of the ownership and disposition of the EXLs--including possible application of the governing OID rules--contained in the section called "United States Federal Taxation" in the accompanying prospectus supplement.

     Prospective investors should note that no assurance can be given that the IRS will accept, or that the courts will uphold, the characterization and the tax treatment of the EXLs described above. If the IRS were successful in asserting that an election to extend the maturity of all or any portion of the principal amount of the EXLs is a taxable event for U.S. federal income tax purposes, then you potentially would be required to recognize gain upon the exercise of such election. Also, if the IRS were successful in asserting that the EXLs were subject to the Contingent Payment Regulations, the timing and character of income thereon would be affected. Among other things, you would be required to accrue as OID income, subject to adjustments, at a "comparable yield" on the issue price. Furthermore, any gain recognized with respect to the EXLs would generally be treated as ordinary income. However, because the EXLs bear a variable interest rate that is reset every month, in the case of the LIBOR EXLs, or reset every day, in the case of the Federal Funds EXLs, Morgan Stanley expects that (i) the accrual of income at the comparable yield would not significantly alter the timing of income inclusion; and (ii) any gain recognized with respect to the notes would not be significant. You are urged to consult your tax advisor regarding the U.S. federal income tax consequences of investing in the EXLs.

     Additional Disclosure for Non-U.S. Holders. As used herein, the term "Non-U.S. Holder" means an owner of EXLs that is, for U.S. federal income tax purposes, (i) a nonresident alien individual, (ii) a foreign corporation or
(iii) a foreign trust or estate. The following summary does not deal with Non-U.S. Holders that are subject to special rules, such as nonresident alien individuals who have lost United States citizenship or who have ceased to be taxed as United States resident aliens, corporations that are treated as foreign personal holding companies, controlled foreign corporations or passive foreign investment companies, and certain other Non-U.S. Holders that are owned or controlled by persons subject to U.S. federal income tax. In addition, unless otherwise noted, the following summary does not apply to persons for whom interest or gain on EXLs is effectively connected with a trade or business in the United States. If you are considering the purchase of EXLs, you should consult your own tax advisor with regard to the application of the U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. This discussion is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, all of which are subject to change, including changes with retroactive effect. Capitalized terms appearing herein and not defined have the meanings assigned to such terms in the prospectus supplement.

     Subject to the discussion below concerning backup withholding, payments at maturity of the EXLs by us or a paying agent to a Non-U.S. Holder, and gain realized on the sale, exchange or other disposition of such EXLs, will not be subject to U.S. federal income or withholding tax, provided that: (i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of Morgan Stanley entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to Morgan Stanley through stock ownership, and is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; (ii) the statement required by Section 871(h) or Section 881(c) of the Code has been provided with respect to the beneficial owner, as discussed below; and (iii) such Non-U.S. Holder is not an individual who is present in the United States for 183 days or more in the taxable year of disposition, or such individual does not have a "tax home" (as defined in Section 911(d)(3) of the Code) or an office or other fixed place of business in the United States.

     Sections 871(h) and 881(c) of the Code require that, in order to obtain an exemption from withholding tax in respect of payments on the EXLs that are, for U.S. federal income tax purposes, treated as interest, the beneficial owner of an EXLs certifies on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a "United States person" within the meaning of Section 7701(a)(30) of the Code. If you are a prospective investor, you are urged to consult your own tax advisor regarding the reporting requirements.

     Information returns may be filed with the IRS in connection with the payments on the EXLs at maturity as well as in connection with the proceeds from a sale, exchange or other disposition. The Non-U.S. Holder may be subject to U.S. backup withholding on such payments or proceeds, unless the Non-U.S. Holder complies with certification requirements to establish that it is not a United States person, as described above. The certification requirements of Sections 871(h) and 881(c) of the Code, described above, will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder's U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.